FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 7, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F   x     Form 40-F
                                    -----             -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No      x
                                    -----             -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the three -month period ended March 31, 2007.



                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 7, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.







               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                 MARCH 31, 2007










46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)                   Three-month period ended
                                                                                               March 31,
                                                                              ---------------------------------------
                                                                      Notes         2007                     2006
                                                                              ---------------------------------------
Continuing operations                                                                         (Unaudited)
Net sales                                                               2           2,425,299              1,621,891
Cost of sales                                                         2 & 3       (1,291,498)              (816,327)
                                                                              ---------------------------------------
Gross profit                                                                        1,133,801                805,564
Selling, general and administrative expenses                          2 & 4         (374,267)              (216,640)
Other operating income (expense), net                                   2             (1,937)                  8,185
                                                                              ---------------------------------------
Operating income                                                                      757,597                597,109
Interest income                                                         5              22,191                 12,395
Interest expense                                                        5            (57,727)               (11,639)
Other financial results                                                 5            (13,043)                  9,697
                                                                              ---------------------------------------
Income before equity in earnings of associated
  companies and income tax                                                            709,018                607,562
Equity in earnings of associated companies                                             25,907                 21,521
                                                                              ---------------------------------------
Income before income tax                                                              734,925                629,083
Income tax                                                                          (225,531)              (190,026)
                                                                              ---------------------------------------
Income for continuing operations                                                      509,394                439,057

Discontinued operations
Income for discontinued operations                                                          -                  2,633
                                                                              ---------------------------------------

Income for the period                                                                 509,394                441,690
                                                                              ---------------------------------------

Attributable to:
Equity holders of the Company                                                         480,304                419,688
Minority interest                                                                      29,090                 22,002
                                                                              ---------------------------------------
                                                                                      509,394                441,690
                                                                              ---------------------------------------


Earnings per share attributable to the equity holders of
  the Company during the period
Weighted average number of ordinary shares (thousands)                              1,180,537              1,180,537

Earnings per share (U.S. dollars per share)                                              0.41                   0.36

Earnings per ADS (U.S. dollars per ADS)                                                  0.81                   0.71

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April
26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial
Statements and notes for the fiscal year ended December 31, 2006.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)                     At March 31, 2007                    At December 31, 2006
                                                      --------------------------------     ----------------------------------
                                             Notes                (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net           6          2,978,406                            2,939,241
  Intangible assets, net                       6          2,826,641                            2,844,498
  Investments in associated companies                       453,483                              422,958
  Other investments                                          26,807                               26,834
  Deferred tax assets                                       293,353                              291,641
  Receivables                                                39,330         6,618,020             41,238           6,566,410
                                                      --------------                       --------------

Current assets
  Inventories                                             2,437,796                            2,372,308
  Receivables and prepayments                               268,845                              272,632
  Current tax assets                                        160,676                              202,718
  Trade receivables                                       1,642,841                            1,625,241
  Other investments                                         188,688                              183,604
  Cash and cash equivalents                               1,634,812         6,333,658          1,372,329           6,028,832
                                                      --------------------------------     ----------------------------------

Total assets                                                               12,951,678                             12,595,242
                                                                    ------------------                   --------------------

EQUITY
Capital and reserves attributable to the
Company's equity holders
  Share capital                                           1,180,537                            1,180,537
  Legal reserves                                            118,054                              118,054
  Share premium                                             609,733                              609,733
  Currency translation adjustments                           29,023                                3,954
  Other reserves                                             28,143                               28,757
  Retained earnings                                       3,877,888         5,843,378          3,397,584           5,338,619
                                                      --------------------------------     ----------------------------------

Minority interest                                                             387,552                                363,011
                                                                    ------------------                   --------------------
Total equity                                                                6,230,930                              5,701,630
                                                                    ------------------                   --------------------

LIABILITIES
Non-current liabilities
  Borrowings                                              2,765,327                            2,857,046
  Deferred tax liabilities                                  978,204                              991,945
  Other liabilities                                         193,339                              186,724
  Provisions                                                 84,405                               92,027
  Trade payables                                                354         4,021,629                366           4,128,108
                                                      --------------                       --------------

Current liabilities
  Borrowings                                                632,858                              794,197
  Current tax liabilities                                   693,545                              565,985
  Other liabilities                                         217,241                              187,701
  Provisions                                                 22,729                               26,645
  Customer advances                                         365,861                              352,717
  Trade payables                                            766,885         2,699,119            838,259           2,765,504
                                                      --------------------------------     ----------------------------------

Total liabilities                                                           6,720,748                              6,893,612
                                                                    ------------------                   --------------------

Total equity and liabilities                                               12,951,678                             12,595,242
                                                                    ------------------                   --------------------

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 7.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

                                 -------------------------------------------------------------------------------------------
                                            Attributable to equity holders of the Company
                                 -------------------------------------------------------------------
                                                                   Other     Currency    Retained
                                   Share     Legal     Share      Reserves   translation  Earnings   Minority
                                   Capital  Reserves   Premium      (**)     adjustment      (*)      Interest     Total
                                 -------------------------------------------------------------------------------------------
                                                                                                                 (Unaudited)
Balance at January 1, 2007       1,180,537   118,054    609,733      28,757       3,954   3,397,584     363,011   5,701,630
                                 -------------------------------------------------------------------------------------------

Currency translation differences         -         -          -           -      25,069           -       9,389      34,458
Change in equity reserves                -         -          -        (614)          -           -           -        (614)
Acquisition and decrease of
 minority interest                       -         -          -           -           -           -     (10,579)    (10,579)
Dividends paid in cash                   -         -          -           -           -           -      (3,359)     (3,359)
Income for the period                    -         -          -           -           -     480,304      29,090     509,394

                                 -------------------------------------------------------------------------------------------
Balance at March 31, 2007        1,180,537   118,054    609,733      28,143      29,023   3,877,888     387,552   6,230,930
                                 -------------------------------------------------------------------------------------------


                                 -------------------------------------------------------------------------------------------
                                            Attributable to equity holders of the Company
                                 -------------------------------------------------------------------
                                                                   Other     Currency
                                   Share     Legal     Share      Reserves   translation Retained    Minority
                                   Capital  Reserves   Premium      (**)     adjustment   Earnings    Interest     Total
                                 -------------------------------------------------------------------------------------------
                                                                                                                (Unaudited)
Balance at January 1, 2006       1,180,537   118,054    609,733       2,718     (59,743)  1,656,503     268,071   3,775,873
                                 -------------------------------------------------------------------------------------------

Currency translation differences         -         -          -           -       4,925           -      13,699      18,624
Change in equity reserves                -         -          -      28,083           -           -           -      28,083
Acquisition and increase of
 minority interest                       -         -          -           -           -           -        (721)       (721)
Dividends paid in cash                   -         -          -           -           -           -      (7,581)     (7,581)
Income for the period                    -         -          -           -           -     419,688      22,002     441,690

                                 -------------------------------------------------------------------------------------------
Balance at March 31, 2006        1,180,537   118,054    609,733      30,801     (54,818)  2,076,191     295,470   4,255,968
                                 -------------------------------------------------------------------------------------------

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 7.
(**) See Note 1. See also Note 28 (c) of our audited Consolidated Financial Statements for the fiscal year ended
December 31, 2006.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the
Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited
Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT


                                                                                             Three-month period ended
                                                                                                      March 31,
                                                                                   -----------------------------------------
(all amounts in thousands of U.S. dollars)                                                  2007                    2006
                                                                                   -----------------------------------------
                                                                                                     (Unaudited)

Cash flows from operating activities
Income for the period                                                                        509,394                441,690
Adjustments for:
Depreciation and amortization                                                                100,487                 54,675
Income tax accruals less payments                                                            125,377                 83,458
Equity in earnings of associated companies                                                   (25,907)               (21,521)
Interest accruals less payments, net                                                          45,429                  5,292
Income from disposal of investment                                                                 -                 (6,933)
Changes in provisions                                                                         (7,230)                   731

Changes in working capital                                                                   (90,519)               (24,257)
Other, including currency translation adjustment                                              31,243                 10,947
                                                                                   -----------------------------------------
Net cash provided by operating activities                                                    688,274                544,082
                                                                                   -----------------------------------------

Cash flows from investing activities
Capital expenditures                                                                        (119,912)               (69,529)
Acquisitions of subsidiaries and minority interest (see Note 8)                               (1,750)               (29,809)
Decrease in subsidiaries                                                                      (1,195)                     -
Proceeds from disposal of property, plant and equipment and intangible assets                  2,693                  1,820

Changes in restricted bank deposits                                                                -                    648

Investments in short terms securities                                                         (5,084)              (177,650)
                                                                                   -----------------------------------------
Net cash used in  investing activities                                                      (125,248)              (274,520)
                                                                                   -----------------------------------------

Cash flows from financing activities

Dividends paid to minority interest in subsidiaries                                           (3,359)                (7,581)
Proceeds from borrowings                                                                      48,174                101,085
Repayments of borrowings                                                                    (360,899)              (154,601)
                                                                                   -----------------------------------------
Net cash used in  financing activities                                                      (316,084)               (61,097)
                                                                                   -----------------------------------------
Increase in cash and cash equivalents                                                        246,942                208,465

Movement in cash and cash equivalents
At beginning of the period                                                                 1,365,008                680,591
Effect of exchange rate changes                                                                2,736                 (1,834)
Increase in cash and cash equivalents                                                        246,942                208,465
                                                                                   -----------------------------------------
At March 31,                                                                               1,614,686                887,222
                                                                                   -----------------------------------------

                                                                                                    At March 31,
                                                                                   -----------------------------------------
Cash and cash equivalents                                                                    2007                    2006
                                                                                   -----------------------------------------
Cash and bank deposits                                                                     1,634,812                910,991
Bank overdrafts                                                                              (20,105)               (22,369)
Restricted bank deposits                                                                         (21)                (1,400)
                                                                                   -----------------------------------------
                                                                                           1,614,686                887,222
                                                                                   -----------------------------------------

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the
Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited
Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


     Index to the notes to the consolidated condensed interim financial statements

 1   General information and basis of presentation
 2   Segment information
 3   Cost of sales
 4   Selling, general and administrative expenses
 5   Financial income (expenses), net
 6   Property, plant and equipment and Intangible assets, net
 7   Contingencies, commitments and restrictions to the distribution of profits
 8 Business acquisitions, incorporation of subsidiaries and other significant events
 9   Discontinued operations
 10  Related party disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1      General information and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distribution companies. The Company consolidates its subsidiary companies, as detailed in Note 32 to the audited Consolidated Financial Statements for the year ended December 31, 2006.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2006. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, some financial gains and losses do arise from intercompany transactions because certain subsidiaries use their respective local currencies as their functional currency for accounting purposes. Such gains and losses are included in the consolidated income statement under Other financial results.

The Company applies hedge accounting treatment for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are charged in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the ineffective portion is recognized in the income statement. The fair value of the Company's derivative financial instruments (asset or liability) is reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, the Company documents at the time of designation of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Company also documents its assessment at hedge designation and at each period end of whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At March 31, 2007, the effective portion of designated cash flow hedges amounts to $1.5 million and is included in Other reserves in equity.

These consolidated condensed interim financial statements were approved for issue by the Tenaris Board of Directors on May 4, 2007.

2      Segment information

Reportable operating segments

                                              ---------------------------------------------------------------------------
(all amounts in thousands of U.S. dollars)                                        Total Continuing   Total Discontinued
                                                 Tubes    Projects      Other         operations        operations (*)
                                              ---------------------------------------------------------------------------
Three-month period ended March 31, 2007                               (Unaudited)
Net sales                                      2,144,728     124,410     156,161          2,425,299                    -
Cost of sales                                 (1,081,759)    (82,216)   (127,523)        (1,291,498)                   -
                                              ---------------------------------------------------------------------------
Gross profit                                   1,062,969      42,194      28,638          1,133,801                    -
Selling, general and administrative expenses    (337,215)    (17,642)    (19,410)          (374,267)                   -
Other operating income (expenses), net            (3,726)      1,758          31             (1,937)                   -
                                              ---------------------------------------------------------------------------
Operating income                                 722,028      26,310       9,259            757,597                    -

Depreciation and amortization                     89,720       4,425       6,342            100,487                    -

Three-month period ended March 31, 2006
Net sales                                      1,448,044      96,225      77,622          1,621,891              161,261
Cost of sales                                   (693,903)    (63,025)    (59,399)          (816,327)            (156,165)
                                              ---------------------------------------------------------------------------
Gross profit                                     754,141      33,200      18,223            805,564                5,096
Selling, general and administrative expenses    (190,211)    (17,206)     (9,223)          (216,640)              (1,244)
Other operating income (expenses), net             8,302         316        (433)             8,185                  (55)
                                              ---------------------------------------------------------------------------
Operating income                                 572,232      16,310       8,567            597,109                3,797

Depreciation and amortization                     46,710       4,865       2,667             54,242                  433


Geographical information

(all amounts in thousands of U.S. dollars)                              Middle                Total        Total
                                            North     South             East &  Far East &  Continuing  Discontinued
                                            America   America  Europe   Africa   Oceania    operations  operations (*)
                                           --------------------------------------------------------------------------
Three-month period ended March 31, 2007                                   (Unaudited)
Net sales                                   802,140   428,775  426,615 601,250    166,519   2,425,299              -
Depreciation and amortization                59,319    24,439   14,848     197      1,684     100,487              -

Three-month period ended March 31, 2006
Net sales                                   467,599   343,374  306,552 331,070    173,296   1,621,891        161,261
Depreciation and amortization                15,422    22,510   14,616     209      1,485      54,242            433

Allocation of net sales to geographical segments is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). The South American segment comprises principally Argentina, Brazil and Venezuela. The European segment comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom. The North American segment comprises Canada, Mexico and the USA. The Middle East and Africa segment comprises principally Egypt, Nigeria, Saudi Arabia and the United Arab Emirates. The Far East and Oceania segment comprises principally China, Indonesia, Japan and South Korea.

(*) Corresponds to Dalmine Energie operations.

3      Cost of sales

                                                                 Three-month period ended
                                                                          March 31,
                                                         -----------------------------------------
(all amounts in thousands of U.S. dollars)                      2007                       2006
                                                         -----------------------------------------
                                                                          (Unaudited)
Inventories at the beginning of the period                       2,372,308              1,376,113

Plus: Charges of the period
Raw materials, energy, consumables and other                       960,370                807,014
Services and fees                                                  106,826                 84,348
Labor cost                                                         164,570                108,987
Depreciation of property, plant and equipment                       56,798                 47,740
Amortization of intangible assets                                      404                  1,130
Maintenance expenses                                                47,194                 25,080
Provisions for contingencies                                         4,735                      -
Allowance for obsolescence                                          (2,768)                 4,946
Taxes                                                                  988                  1,013
Other                                                               17,869                  7,753
                                                         -----------------------------------------
                                                                 1,356,986              1,088,011

Less: Inventories at the end of the period                      (2,437,796)            (1,491,632)
                                                         -----------------------------------------
                                                                 1,291,498                972,492
From Discontinued operations                                             -               (156,165)
                                                         -----------------------------------------
                                                                 1,291,498                816,327
                                                         -----------------------------------------

4      Selling, general and administrative expenses

                                                                 Three-month period ended
                                                                          March 31,
                                                         -----------------------------------------
(all amounts in thousands of U.S. dollars)                      2007                       2006
                                                         -----------------------------------------
                                                                          (Unaudited)
Services and fees                                                   43,348                 25,438
Labor cost                                                          92,333                 58,650
Depreciation of property, plant and equipment                        2,692                  1,896
Amortization of intangible assets                                   40,593                  3,909
Commissions, freight and other selling expenses                    117,337                 87,593
Provisions for contingencies                                        14,122                    211
Allowances for doubtful accounts                                     3,705                  1,901
Taxes                                                               34,672                 21,350
Other                                                               25,465                 16,936
                                                         -----------------------------------------
                                                                   374,267                217,884
From Discontinued operations                                             -                 (1,244)
                                                         -----------------------------------------
                                                                   374,267                216,640
                                                         -----------------------------------------

5      Financial income (expenses), net

                                                                                       Three-month period ended
                                                                                                March 31,
                                                                              -----------------------------------------
(all amounts in thousands of U.S. dollars)                                             2007                    2006
                                                                              -----------------------------------------
                                                                                               (Unaudited)
Interest expense                                                                       (57,727)               (11,883)
Interest income                                                                         22,191                 12,481
                                                                              -----------------------------------------
Interest net                                                                           (35,536)                   598
Net foreign exchange transaction results and changes in
  fair value of derivative instruments                                                 (11,122)                 8,805
Other                                                                                   (1,921)                 1,193
                                                                              -----------------------------------------
Other financial results                                                                (13,043)                 9,998
                                                                              -----------------------------------------
Net financial results                                                                  (48,579)                10,596
From Discontinued operations                                                                 -                   (143)
                                                                              -----------------------------------------
                                                                                       (48,579)                10,453
                                                                              -----------------------------------------

Each comparative item included in this note differs from its corresponding line in the income statement because it includes discontinued operations' results.


6      Property, plant and equipment and Intangible assets, net

(all amounts in thousands of U.S. dollars)    Net Property, Plant and        Net Intangible
                                                     Equipment                   Assets
                                              ------------------------     -----------------
                                                    (Unaudited)                (Unaudited)
Three-month period ended March 31, 2007
Opening net book amount                                     2,939,241              2,844,498
Currency translation differences                                6,191                 10,626
Transfers                                                        (94)                     94
Additions                                                     114,647                  5,265
Disposals                                                     (2,693)                      -
Reclassifications                                            (19,396)                  7,155
Depreciation / Amortization charge                           (59,490)                (40,997)
                                              ------------------------     ------------------
At March 31, 2007                                           2,978,406              2,826,641
                                              ------------------------     ------------------


7     Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of such financial statements are the following:

Asbestos-related Litigation

In addition to the previously known 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980, 18 asbestos-related out-of-court claims and 1 civil party claim, 21 new asbestos-related out-of-court claims and 1 asbestos civil proceedings have been notified to Dalmine during 2007; no claims were dismissed or settled. Accordingly, as of March 31, 2007, the total asbestos-related claims pending against Dalmine are 54 (of which, 3 are covered by insurance). Aggregate settlement costs to date are Euro 3.8 million. Dalmine estimates that its potential liability in connection with the claims above that are not yet settled is approximately Euro 20.4 million ($ 27.2 million) of which Euro 7.8 million ($10.4 million) relate to the claims and proceedings notified to Dalmine during 2007.

7 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Asbestos-related Litigation (Cont'd)

Accruals for Dalmine's potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York ("BNY"), as trustee for the holders of Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY ("Noteholders"), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris's acquisition of Maverick triggered the "Public Acquirer Change of Control" provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgement that Tenaris's acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Opposition papers to the motions were filed due April 20, 2007, and reply papers are due May 15, 2007.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court's decision, Dalmine is required to pay a fine of Euro 10.1 million ($13.3 million). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, who had instructed Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

Employee retention and incentive program

Tenaris has adopted an employee retention and long term incentive program effective from January 1, 2007. Pursuant to this program, certain senior executives will be granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and the Company will redeem vested units following a period of ten years from the grant date, or when the employee leaves the Company, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a dividend to its shareholders.

Compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of March 31, 2007, is $4.7 million. The Company has recorded a total liability of $5.8 million taking into account expected industry growth and discount rate.

7 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Transportation commitment

Tenaris entered into transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of March 31, 2007, the outstanding value of this commitment was approximately $61.0 million. Tenaris also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina, which enlargement is expected to be completed by 2008.

Restrictions to the distribution of profits and payment of dividends

As of March 31, 2007, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

(all amounts in thousands of U.S. dollars)                          (unaudited)
Share capital                                                          1,180,537
Legal reserve                                                            118,054
Share premium                                                            609,733
Retained earnings including net income for the three-month period
  ended March 31, 2007                                                 1,976,626
                                                                   -------------
Total shareholders equity in accordance with Luxembourg law            3,884,950
                                                                   -------------

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of March 31, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

Tenaris may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At March 31, 2007, Tenaris' retained earnings under Luxembourg law totalled
$1,976.6 million, as detailed below.

(all amounts in thousands of U.S. dollars)                                      (unaudited)
Retained earnings at December 31, 2006 under Luxembourg law                       1,527,096
Dividends received                                                                  458,698
Other income and expenses for the three-month period ended March 31, 2007           (9,168)
                                                                             ---------------
Retained earnings at March 31, 2007 under Luxembourg law                          1,976,626
                                                                             ---------------

8 Business acquisitions, incorporation of subsidiaries and other significant events

(a) Acquisition of Hydril Company ("Hydril")

On February 12, 2007, Tenaris announced that is has entered into a definitive merger agreement to acquire Hydril for $97 per share of Hydril's common stock and $97 per share of Hydril's Class B common stock, payable in cash.

On May 2, 2007, Hydril's shareholders meeting approved the merger agreement. Closing will occur in May 7, 2007. To finance the acquisition and the payment of related obligations and to refinance existing debt, Tenaris and the subsidiary that will merge with and into Hydril have entered into syndicated term loan facilities in an aggregate principal amount of $2.0 billion.

Hydril is a North American manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of $503 million, operating income of $132.2 million and net income of $91.3 million under US GAAP.

8 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(b)    Acquisition of Maverick Tube Corporation ("Maverick")

On October 5, 2006, Tenaris completed its acquisition of Maverick, pursuant to which, Maverick merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick's common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick's financial debt. Tenaris began consolidating Maverick's balance sheet and results of operations in the fourth quarter of 2006.

Goodwill arising on the acquisition of Maverick, $1,125 million is the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by independent valuation. This goodwill reflects the opportunity for Tenaris to increase its presence in North America, primarily in the OCTG market.

(c) Minority Interest

During the three-month period ended March 31, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for an aggregate purchase price of approximately $1.8 million.

9      Discontinued operations

Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG ("E.ON") and an indirect subsidiary of E.O.N AG. Following consummation of the sale, Tenaris maintains a 25% interest in Dalmine Energie. As a result of this transaction, Tenaris has de-consolidated Dalmine Energie and recognized a $40.0 million gain in the fourth quarter of 2006.

As per the sale agreement, Tenaris has an irrevocable option to sell to E.ON, at any time during the one year exercise period (in two years from the date of the sale agreement), its 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 13.0 million plus interests. Also, E.ON has an irrevocable option to purchase from Tenaris, at any time during the one year exercise period (in two years from the date of the sale agreement), Tenaris' 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 17.5 million plus interests and adjustments.

Analysis of the result of discontinued operations:

                                                                             March 31, 2006
                                                                           ------------------
Net sales                                                                            161,261
Cost of sales                                                                       (156,165)
                                                                           ------------------
Gross profit                                                                           5,096
Selling, general and administrative expenses                                          (1,244)
Other operating income (expense), net                                                    (55)
                                                                           ------------------
Operating income                                                                       3,797
Interest income                                                                           86
Interest expense                                                                        (244)
Other financial results                                                                  301
                                                                           ------------------
Income before equity in earnings of associated companies and income tax                3,940
Equity in earnings of associated companies                                                 -
                                                                           ------------------
Income before income tax                                                               3,940
Income tax                                                                            (1,307)
                                                                           ------------------
Income for the period from discontinued operations                                     2,633
                                                                           ------------------

Cash from discontinued operations increased by $2.5 million in the period ended March 31, 2006.

10     Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.45% of the Company's outstanding shares through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris' directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

At March 31, 2007, the closing price of Ternium shares as quoted on the New York Stock Exchange was $27.94 per ADS, giving Tenaris' ownership stake a market value of approximately $642 million. At March 31, 2007, the carrying value of Tenaris' ownership stake in Ternium was approximately $429 million.

Transactions and balances disclosed as with "Associated" companies are those companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The transactions and balances with related parties are shown below:

                                       (all amounts in thousands of U.S. dollars)

           Three-month period ended March 31, 2007
                                                     Associated (1)          Other           Total
                                                     --------------------------------------------------
   (i)     Transactions
           (a) Sales of goods and services
           Sales of goods                                      26,237          12,727          38,964
           Sales of services                                    8,377           1,331           9,708
                                                     --------------------------------------------------
                                                               34,614          14,058          48,672
                                                     --------------------------------------------------

           (b) Purchases of goods and services
           Purchases of goods                                  66,521           6,459          72,980
           Purchases of services                               16,881          20,618          37,499
                                                     --------------------------------------------------
                                                               83,402          27,077         110,479
                                                     --------------------------------------------------


           Three-month period ended March 31, 2006
                                                     Associated (2)          Other           Total
                                                     --------------------------------------------------
   (i)     Transactions
           (a) Sales of goods and services
           Sales of goods                                      24,902          14,391          39,293
           Sales of services                                    3,544             631           4,175
                                                     --------------------------------------------------
                                                               28,446          15,022          43,468
                                                     --------------------------------------------------

           (b) Purchases of goods and services
           Purchases of goods                                  19,441           5,510          24,951
           Purchases of services                                2,116          13,141          15,257
                                                     --------------------------------------------------
                                                               21,557          18,651          40,208
                                                     --------------------------------------------------

           At March 31, 2007
                                                     Associated (1)          Other           Total
                                                     --------------------------------------------------
   (ii)    Period-end balances

           (a) Related to sales / purchases of
             goods / services
           Receivables from related parties                    54,205          13,162          67,367
           Payables to related parties                        (49,351)         (9,004)        (58,355)
                                                     --------------------------------------------------
                                                                4,854           4,158           9,012
                                                     --------------------------------------------------

           (b) Other balances
           Receivables                                          2,079               -           2,079

           (c) Financial debt
           Borrowings (4)                                     (61,636)              -         (61,636)



           At December 31, 2006
                                                          Associated (3)     Other           Total
                                                     --------------------------------------------------
   (ii)    Period-end balances

           (a) Related to sales / purchases of
             goods / services
           Receivables from related parties                    25,400          14,429          39,829
           Payables to related parties                        (37,920)        (13,388)        (51,308)
                                                     --------------------------------------------------
                                                              (12,520)          1,041         (11,479)
                                                     --------------------------------------------------

           (b) Other balances                                   2,079               -           2,079

           (c) Financial debt
           Borrowings (5)                                     (60,101)              -         (60,101)


(1) Includes Ternium S.A. and its subsidiaries ("Ternium"), Condusid C.A. ("Condusid"), Finma S.A.I.F
("Finma"), Lomond Holdings B.V. group ("Lomond"), Dalmine Energie S.p.A. ("Dalmine Energie") and
Socotherm Brasil S.A. ("Socotherm").
(2) Includes Ternium and Condusid.
(3) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(4) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. ("Matesi") of $59.5 million at
March 31, 2007.
(5) Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.





                                                               Carlos Condorelli
                                                         CHIEF FINANCIAL OFFICER